Simpson Thacher & Bartlett LLP

425 lexington avenue

new york, ny 10017-3954

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number	E-mail Address

September 23, 2025

Ms. Anne Parker
Industry Office Chief

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549-7010

Re: Cementos Pacasmayo S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2024

Filed April 29, 2025

File No. 001-35401

Dear Ms. Parker:

On behalf of Cementos Pacasmayo S.A.A. (the “Company”), we are writing to respond to the comments set forth in the comment letter dated September 10, 2025 (the “comment letter”) received from the staff (the “Staff”) of the Office of Manufacturing of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced annual report on Form 20-F (the “Annual Report”) of the Company originally submitted on April 29, 2025, pursuant to the U.S. Securities Act of 1934, as amended.

For convenience of reference, we have reproduced below in bold and italics the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for Fiscal Year Ended December 31, 2024

Item 4. Information on the Company

D. Property Plant and Equipment, page 58

1.	We note that you have disclosed resources and reserves for each material property on pages 58, 68, and 77 and that these quantities are reported as materials delivered to the cement plant. Consistent with Item 1304(d)(1) of Regulation S-K, please tell us the metallurgical recovery factor(s) that can be used to convert the feed to the cement plant to the final saleable cement tonnes, and confirm that you will include this disclosure in subsequent filings with your resource and reserve disclosure.

Response:

Acumulación Tembladera Individual Disclosure (229.1304) (Item 4. Information on the Company D. Property Plant and Equipment, page 58)

Technical Report Summary (TRS) – Tembladera Quarry and Pacasmayo Cement Plant
20-F 229.601 (Item 601) – Exhibit 96.1, page 68

Simpson Thacher & Bartlett llp

According to page 68, the metallurgical recovery factors that can be used to convert the feed to the cement plant to the final saleable cement tonnes are the following:

●	To produce 1,668,422 tonnes of cement (Table 35), 1,717,446 tonnes of limestone are required (Table 34), equivalent to a limestone/cement ratio of 1.03 at the Pacasmayo Plant.

●	Based on the data in Table 35, approximately 71% of clinker is required to obtain 1 tonne of cement.

●	In turn, 1 tonne of raw meal is composed of 80% limestone.

●	Consequently, to produce 1,186,712 tonnes of clinker, 2,152,574 tonnes of raw meal are required.

Summary disclosure in Tables 34 and 35 of Exhibit 96.1

Material	Annual quantity (tonnes/year)
Cement	1,668,407
Clinker	1,186,712
Raw meal	2,152,574
Limestone	1,717,446

The metallurgical recovery factors considered are the following:

Ratio	Metallurgical recovery factor(s)
Clinker/Cement	0.71
Raw meal/Clinker	1.81
Limestone/Raw meal	0.80
Limestone/Cement	1.03

The Company confirms to the Staff that it will include this disclosure in its subsequent annual reports on Form 20-F filed with the Commission with its resource and reserve disclosure.

Virrilá Individual Disclosure (229.1304) (Item 4. Information on the Company D. Property Plant and Equipment, page 68)

Technical Report Summary (TRS) – Virrila Quarry and Piura Cement Plant
20-F 229.601 (Item 601) – Exhibit 96.2, page 68 and 69

According to page 69, the metallurgical recovery factors that can be used to convert the feed to the cement plant to the final saleable cement tonnes are the following:

●	To produce 843,327 tonnes of cement (Table 31), 795,369 tonnes of coquina are required (Table 30), equivalent to a coquina/cement ratio of 0.94 at the Piura Plant.

●	Based on the data in Table 31, approximately 71% of clinker is required to obtain 1 tonne of cement.

●	In turn, 1 tonne of raw meal is composed of 80% coquina.

●	Consequently, to produce 597,576 tonnes of clinker, 1,009,391 tonnes of raw meal are required.

Summary disclosure in Tables 30 and 31 of Exhibit 96.2

Material	Annual quantity (tonnes/year)
Cement	843,327
Clinker	597,576
Raw meal	1,009,391
Coquina	795,369

The metallurgical recovery factors considered are the following:

Ratio	Metallurgical recovery factor(s)
Clinker/Cement	0.71
Raw meal/Clinker	1.69
Coquina/Raw meal	0.79
Coquina/Cement	0.94

The Company confirms to the Staff that it will include this disclosure in its subsequent annual reports on Form 20-F filed with the Commission with its resource and reserve disclosure.

Simpson Thacher & Bartlett llp

Tioyacu Individual Disclosure (229.1304) (Item 4. Information on the Company D. Property Plant and Equipment, page 77)

Technical Report Summary (TRS) – Tioyacu Quarry y Rioja Cement Plant
20-F 229.601 (Item 601) – Exhibit 96.3, page 61

According to page 61, the metallurgical recovery factors that can be used to convert the feed to the cement plant to the final saleable cement tonnes are the following:

●	To produce 320,274 tonnes of cement (Table 37), 310,883 tonnes of limestone are required (Table 36), equivalent to a limestone/cement ratio of 0.97 at the Rioja Plant.

●	Based on the data in Table 37, approximately 74% of clinker is required to obtain 1 tonne of cement.

●	In turn, 1 tonne of raw meal is composed of 74% limestone.

●	Consequently, to produce 238,270 tonnes of clinker, 417,349 tonnes of raw meal are required.

Summary disclosure in Tables 36 and 37 of Exhibit 96.3

Material	Annual quantity (tonnes/year)
Cement	320,274
Clinker	238,270
Raw meal	417,349
Limestone	310,883

The metallurgical recovery factors considered are the following:

Ratio	Metallurgical recovery factor(s)
Clinker/Cement	0.74
Raw meal/Clinker	1.75
Limestone/Raw meal	0.74
Limestone/Cement	0.97

The Company confirms to the Staff that it will include this disclosure in its subsequent annual reports on Form 20-F filed with the Commission with its resource and reserve disclosure.

Simpson Thacher & Bartlett llp

Item 19. Exhibits

96.1, page 63

2.	We are unable to reconcile the annual tonnes mined on page 63 of your technical report to the production data on page 86. Please advise and, if necessary, revise subsequent versions of your technical report to incorporate any proposed changes.

Response: The Company notes that both the mining plan set forth on page 63 and the production plan set forth on page 86 of the Annual Report contain forward-looking information and by design will reflect different information for the following reasons. For 2025, the production plan was established based on then-current market conditions and in alignment with the Company’s strategic objectives, therefore, the number of tonnes mined in the mining plan is smaller than the number of tonnes mined in the production plan. For 2026 and future years, the Company’s methodology consists of developing a mining plan with a volume greater than the production plan, which incorporates safety stocks to respond to potential increases in cement demand.

The Company also notes that since the numbers of annual tonnes reflected in the mining plan and in the production plan are based on a 30-year forecast, and variations in cement demand behavior are assumed based on the Company’s historical data, annual adjustments to the mining plan and the production plan are made each year based on updated information on cement demand and, consequently, production and mining levels.

The Company confirms to the Staff that it will clarify in its subsequent annual reports on Form 20-F filed with the Commission the Company’s methodology for developing its mining plan and production plan, and why these may differ.

Exhibit 12, page 136

3.	We note that the certifications provided as Exhibit 12.1 and Exhibit 12.2 for your Form 20-F for fiscal year ended December 31, 2024 do not include paragraph 4(b)and the introductory language in paragraph 4, referring to your internal control over financial reporting. Please amend the filing to provide revised certifications. Refer to Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company notes the Staff’s comment and has attached to this response letter revised certifications that include language referring to the Company’s internal control over financial reporting. Upon confirmation from the Staff that it has no further comments on the Annual Report, the Company will amend the original filing of the Annual Report to include these amended certifications.

______________________________

Simpson Thacher & Bartlett llp

The Company has advised us that it and its management are responsible for the accuracy and adequacy of its disclosures.

Please call me at 212-455-2579 with any questions you may have regarding the above responses.

Sincerely,

/s/ Juan Francisco Mendez

Juan Francisco Mendez

cc:	Andi Carpenter
Kevin Woody
Ely Hayashi Hirahoka
Javier Durand
Claudia Bustamante

EXHIBIT 12.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Humberto Reynaldo Nadal Del Carpio, certify that:

1.	I have reviewed this annual report on Form 20-F of Cementos Pacasmayo S.A.A.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 29, 2025

/s/Humberto Reynaldo Nadal Del Carpio
Humberto Reynaldo Nadal Del Carpio
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ely Adriana Hayashi Hirahoka, certify that:

1.	I have reviewed this annual report on Form 20-F of Cementos Pacasmayo S.A.A.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 29, 2025

/s/ Ely Adriana Hayashi Hirahoka
Ely Adriana Hayashi Hirahoka
Chief Financial Officer